

April 17, 2009

Mr. Andres Gutierrez
President and CEO
La Cortez Energy, Inc.
Calle 67 #7-35
Oficina 409
Bogota, Colombia

> **Re: La Cortez Energy, Inc.**
> **Form 8-K, Item 4.02**
> **Filed April 10, 2009**
> **File No. 333-138465**

Dear Mr. Gutierrez:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

Form 8-K, Item 4.02, filed April 10, 2009

1.   Please tell us when you intend to amend your Forms 10-Q for 2008 to reflect the restatements to your financial statements described in your Form 8-K.

You should respond to this comment on or before five business days from date of this letter.

If you have any questions, please call Sandy Eisen at (202) 551-3864 or me at (202) 551-3461.

Sincerely,

Chris White
Branch Chief